ICI COMPLETES ACQUISITION OF BP’s REFRIGERATION
LUBRICANTS BUSINESS

Imperial Chemical Industries PLC has completed the acquisition of BP PLC’s polyol ester and alkyl benzene refrigeration lubricants business. The business comprises inventory and other intangibles with a gross asset value of US$1.8m.

5 July 2006